

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Larry G. Swets, Jr.
Chief Executive Officer
FG Financial Group, Inc.
360 Central Ave, Suite 800
St. Petersburg, FL 33701

      Re: FG Financial Group, Inc.
          Registration Statement on Form S-1
          Filed August 4, 2021
          File No. 333-258457

Dear Mr. Swets:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Finance

cc: David C. Fischer, Esq.